File No. 812-

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

VOYA RUSSIA FUND,

A SERIES OF VOYA MUTUAL FUNDS

VOYA INVESTMENTS, LLC

Application for an Order

pursuant to Section 22(e)(3) of the Investment Company Act of 1940

Please send all communications to:

Timothy W. Diggins, Esq.

Elizabeth J. Reza, Esq.

Ropes & Gray LLP

Prudential Tower

800 Boylston Street

Boston, MA 02199-3600

Copies to:

Huey P. Falgout, Jr., Esq.

Voya Investments, LLC

7337 East Doubletree Ranch Road, Suite 100

Scottsdale, Arizona 85258

Page 1of 21 sequentially numbered pages (including exhibits)

As filed with the Securities and Exchange Commission on May 4, 2022

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

:
In the Matter of:	: APPLICATION FOR AN ORDER
: PURSUANT TO
VOYA RUSSIA FUND, A SERIES OF	: SECTION 22(e)(3) OF THE
VOYA MUTUAL FUNDS; VOYA
INVESTMENTS, LLC	: INVESTMENT COMPANY ACT
: OF 1940
:
7337 East Doubletree Ranch Road,	:
Suite 100
Scottsdale, AZ 85258	:
:
:
File No. 812 -	:
:

Voya Russia Fund (the "Fund"), a series of Voya Mutual Funds (the "Trust"), and Voya Investments, LLC ("Voya Investments"), the Fund's investment adviser, hereby submit this application (the "Application") for an order of the Securities and Exchange Commission (the "Commission") pursuant to Section 22(e) of the Investment Company Act of 1940 (the "1940 Act"), to suspend the right of redemption with respect to shares of the Fund and postpone the date of payment of redemption proceeds with respect to redemption orders received but not yet paid. The Trust, on behalf of the Fund, and Voya Investments are referred to herein collectively as the "Applicants." Applicants request that the suspension and postponement remain in place until the Fund completes the liquidation of its portfolio and distributes all its assets to remaining shareholders, as described in this Application, or the Commission rescinds the order requested herein. Applicants further request that such order be made effective as of May 4, 2022, with the suspension of redemption rights to be effective as of May 4, 2022 and the postponement of payment of redemption proceeds to apply to redemption orders received on or after April 27, 2022 but not yet paid as of May 4, 2022.

Applicants represent the following:

I. Description of Applicants

The Trust is a Delaware statutory trust. The Trust is registered with the Commission under the 1940 Act as a series open-end, management investment company. The Trust has 10 series, each series of shares having a different investment objective and different investment policies. The Fund

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is one of such series; the Fund began operations in 1996. The Fund is a non-diversified open-end investment company. Its investment objective is to seek long-term capital appreciation. Under normal market conditions, the Fund invests at least 80% of its net assets (plus borrowings for investment purposes) in equity securities (including common stocks, preferred stocks, and convertible securities) of Russian companies. The Fund may invest the other 20% of its assets in debt securities issued by Russian companies and debt securities issued or guaranteed by the Russian government without any restrictions based on investment quality or maturity of the debt securities. The Fund may hold cash, cash equivalents, money market fund shares, and other money market instruments, and debt securities for temporary defensive purposes.

Voya Investments is the investment adviser of the Fund. Voya Investments is an Arizona limited liability company that is registered with the SEC as an investment adviser under the Investment Advisers Act of 1940 (the "Advisers Act"). Voya Investments is an indirect, wholly owned subsidiary of Voya Financial, Inc. Voya Financial, Inc. is a U.S.-based financial institution whose subsidiaries operate in the retirement, investment, and insurance industries. Voya Investments valued its assets under management at approximately $96.3 billion as of December 31, 2021. The Fund is subadvised by NNIP Advisors B.V. ("NNIP Advisors"), a Netherlands corporation. NNIP Advisors is an indirect, wholly owned subsidiary of The Goldman Sachs Group, Inc. NNIP Advisors is registered with the SEC as an investment adviser under the Advisers Act.

II.Relief Requested

Applicants hereby request an order pursuant to Section 22(e) of the 1940 Act to suspend the right of redemption with respect to shares of the Fund and postpone the date of payment of redemption proceeds with respect to redemption orders received but not yet paid. Applicants request that the order be effective as of May 4, 2022, and the postponement of payment of redemption proceeds apply to redemption orders received on or after April 27, 2022 but not yet paid as of May 4, 2022. Applicants request that the order remain effective until the Fund completes the liquidation of its portfolio and distributes all its assets to remaining shareholders, as described in this Application, or the Commission rescinds the order granted pursuant hereto. Applicants believe that the relief requested is appropriate for the protection of shareholders of the Fund.

Section 22(e)(1) of the 1940 Act provides that a registered investment company may not suspend the right of redemption or postpone the date of payment or satisfaction upon redemption of any redeemable securities in accordance with its terms for more than seven days, except for any period during which the New York Stock Exchange ("NYSE") is closed other than customary weekend and holiday closing, or during trading on which the NYSE is restricted.

Section 22(e)(3) of the 1940 Act provides that redemptions may also be suspended by a registered investment company for such other periods as the Commission may by order permit for the protection of security holders of the registered investment company. As such, except in the limited circumstances permitted by Section 22(e)(1), only the Commission has the authority to permit the Fund to suspend redemptions or to postpone the date of repayment of redemption proceeds more than seven days after a redemption order is received.

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III.Justification for the Relief Requested

The circumstances leading to the request for relief arise from the effect of geopolitical affairs on transactions in the Russian equity markets and on the relevant markets for Russian equity securities generally, and on related clearance and payment systems. A substantial number of the Fund's positions in Russian equity securities have been rendered illiquid and are now fair valued at $0. The determinations that those positions are illiquid and should be valued at $0 are based on a number of factors, including among other things: the Fund is prevented by Russian law and U.S. economic sanctions from selling the securities and from repatriating the proceeds of any such sale in U.S. dollars; depositary receipts relating to Russian equity securities have been suspended from trading, and depositary receipts relating to Russian equity securities traded at close to zero in their last day of trading; recently adopted legal restrictions under Russian law will require the delisting of foreign depositary receipts; Russian equity securities have been removed from securities indices at prices approximating $0; and there is not a market available to U.S. holders to dispose of any of Russian equity securities in exchange for proceeds of any kind and that is expected to be the case for an unknown period of time. Voya Investments' Valuation Committee determined that its conclusions regarding the liquidity and valuation of the Fund's Russian equity securities were consistent with the conclusions reached by a substantial number of third-party fund families and investors. The aggregate net asset value of the Fund has fallen from $81.1 million on December 31, 2021 to $7.0 million on April 19, 2022.

Since late February 2022, Fund management has kept the Board of Trustees of the Trust (the "Board") informed of the effect of geopolitical affairs on the valuation and liquidity of the Fund's portfolio. At a special meeting of the Board on February 28, 2022, Fund management informed the Board that, although the Fund had previously sold a number of its holdings for cash, a large number of securities held by the Fund had been determined to be illiquid, as that term is defined in Rule 22e-4 under the 1940 Act, pursuant to the Trust's liquidity risk management program. At a special meeting of the Board on March 8, 2022, Fund management informed the Board that virtually all of the Fund's direct and indirect holdings of Russian equity securities had become illiquid and that Voya's Valuation Committee had determined to fair value all of those positions at zero ($0.00) in accordance with the Trust's valuation procedures. Because it was no longer possible to operate the Fund consistent with its investment strategy and in order to help ensure that all shareholders would share in the value, then or in the future, of the Fund's portfolio securities, the Board, on the recommendation of Fund management and upon its own consideration of various relevant factors, voted to approve the liquidation of the Fund and adopted a Plan of Liquidation and Dissolution of Series (the "Plan of Liquidation") for the Fund. The Plan of Liquidation, as amended to the date of this Application, is attached to this Application as Exhibit C. In the liquidation, an amount equal to the value of all of the Fund's liquid assets, less the amount of a reserve (the "Reserve") in an amount estimated to meet the costs of the liquidation and the continued limited operation of the Fund through its final termination, will be distributed ratably among the Fund's shareholders in the form of cash. The amount of the Reserve will be determined on the assumption that the final termination date will not be before December 31, 2027, although the final termination date may occur before that date.

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The Plan of Liquidation provides that if, at any time prior to the termination of the Fund, the Fund's investment manager determines that legal, regulatory, or market developments have occurred so that the Fund may lawfully sell securities now valued at zero in transactions on the principal exchange for such securities for a price greater than $0.00 and convert the proceeds of any such sale to U.S. dollars which are freely available to the Fund, Voya Investments will retain a broker, dealer, transition manager, or entity acting in a similar capacity to sell those securities as soon as reasonably practicable consistent with seeking best execution for the Fund. The fees and expenses of any such transition manager will be paid solely from the proceeds of any sale of securities effected by it. The Fund may alternatively sell securities now valued at zero in private transactions at a time when the Fund is not able to sell the securities on their principal exchanges if, on the recommendation of Voya Investments, the Board considers that such sales would be appropriate. The Fund will distribute the net proceeds of any sale of such securities after their receipt, although it may defer distribution to permit the Fund to aggregate the proceeds of multiple sales into a single distribution.

The Plan of Liquidation provides that the Fund will be terminated as soon as practicable after all securities held by the Fund are sold and the proceeds of those sales are distributed or after all securities owned by the Fund at the time cease, by governmental or other action, to represent valid legal interests of the Fund in their issuers, or, if earlier, on a date determined by the Board of the Trust upon recommendation of Voya Investments, but in no case earlier than December 31, 2023 (the "Termination Date"). Any determination to terminate the Fund will be made by the Board of Trustees, including a majority of the Trustees who are not "interested persons" of the Trust, as such term is defined in Section 2(a)(19) of the 1940 Act (the "independent Trustees"), upon a recommendation by Voya Investments. Immediately prior to the Termination Date, any remaining Russian equity securities will be written off of the records of the Fund and disposed of in a manner determined by Fund management, subject to the oversight of the Board. The Reserve will be set at an amount intended to provide substantial flexibility to delay the Termination Date beyond December 31, 2023, if Voya Investments and the Board consider such a delay appropriate.

In approving the Plan of Liquidation, the Board considered a number of factors, including, but not limited to, the fact that Fund management represented that it was no longer possible to manage the Fund in a manner consistent with its investment strategy and that a liquidation was expected to have the effect of ensuring that all shareholders receive an equal pro rata share of the Fund's remaining assets, including any value the Fund's Russian equity security holdings might attain before the termination of the Fund. The Board considered the provision of the Plan of Liquidation requiring that, if it should ever become possible to sell Russian equity securities in transactions on the principal exchange for such securities prior to the termination of the Fund, the Fund must sell those securities as soon as reasonably practicable after it becomes possible to do so, consistent with best execution. They took into account, among other considerations, that the Fund would be in liquidation at that point; that, if NNIP Advisors were terminated as investment subadviser, the Fund would have no capability to manage those securities actively on a go-forward basis; and that there could be no assurance that sales of such securities over time or at a later time would necessarily produce a greater return on the securities.

Although the level of redemption orders received by the Fund to date has been relatively low, Applicants have determined to seek the requested order at this time because it is possible that the

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level of redemption orders could increase substantially at any time in response to developments in geopolitical events or relevant markets. In addition, the Fund, in accordance with its standing practice, has recently made available on the Fund's website certain information regarding the Fund and its holdings, which has the potential to result in increased redemption orders in the coming weeks.

The circumstances giving rise to this Application are highly unusual. Following the grant of an order pursuant to this Application, the Fund will distribute in liquidation all of its liquid assets to shareholders, less the Reserve. Following that distribution, the Fund will have no assets of value other than the amount so held in the Reserve, and the Fund's positions in Russian securities will not be transferable at that time by the Fund. If some or all of those Russian securities were at some point before the Termination Date determined to have a non-zero value, it is possible that they would continue to not be transferable at that time. Relief permitting the Fund to suspend redemptions and postpone the date of payment of redemption proceeds with respect to redemption orders received but not yet paid will permit the Fund to liquidate its holdings in the manner described above without the risk that it might be required to meet redemption orders submitted potentially out of the Reserve or otherwise at a time when the Fund would have no or few assets to meet the redemption orders. In addition, suspension of redemptions prior to the initial distribution in liquidation will ensure that shareholders submitting such redemption orders will participate in the liquidation and will be entitled to share both in the May 2022 liquidating distribution and in any subsequent liquidating distribution.

Applicants submit that granting the requested relief would be for the protection of the shareholders of the Fund, as provided in Section 22(e)(3) of the 1940 Act. Applicants assert that, in requesting an order by the Commission, Applicants' goal is to ensure that the Fund's shareholders will be treated appropriately in view of the otherwise detrimental effect on the Fund of the illiquidity of the Fund's investments and the ongoing uncertainty surrounding the Russian equity markets. The requested relief is intended to permit an orderly liquidation of the Fund's portfolio and ensure that all of the shareholders are protected in the process.

IV. Conditions

Applicants agree that any order of the Commission granting the requested relief will be subject to the following conditions:

(1)The Board, including a majority of the independent Trustees, will adopt or has adopted the Plan of Liquidation for the orderly liquidation of Fund assets and distribution of appropriate payments to Fund shareholders.

(2)Pending liquidating distributions, the Fund will invest proceeds of cash dispositions of portfolio securities solely in U.S. government securities, money market funds that are registered under the 1940 Act and comply with the requirements of Rule 2a-7 under that Act, cash equivalents, securities eligible for purchase by a registered money market fund meeting the requirements of Rule 2a-7 under the 1940 Act with legal maturities not in excess of 90 days and, if determined to be necessary to protect the value of a portfolio

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position in a rights offering or other dilutive transaction, additional securities of the affected issuer.

(3)The Fund's assets will be distributed to the Fund's shareholders solely in accordance with the Plan of Liquidation.

(4)The Fund and Voya Investments will make and keep true, accurate, and current all appropriate records, including but not limited to those surrounding the events leading to the requested relief, the Plan of Liquidation, the sale of Fund portfolio securities, the distribution of Fund assets, and communications with shareholders (including any complaints from shareholders and responses thereto).

(5)The Fund and Voya Investments will promptly make available to Commission staff all files, books, records, and personnel, as requested, relating to the Fund.

(6)The Fund and Voya Investments will provide periodic reporting to Commission staff regarding their activities carried out pursuant to the Plan of Liquidation.

(7)Voya Investments, its affiliates, and its and their associated persons will not receive any fee for managing the Fund.

(8)The Fund will be in liquidation and will not be engaged and does not propose to engage in any business activities other than those necessary for the protection of its assets, the protection of shareholders, and the winding-up of its affairs, as contemplated by the Plan of Liquidation.

(9)The Fund and Voya Investments will appropriately convey accurate and timely information to shareholders of the Fund, before or promptly following the effective date of the liquidation, with regard to the status of the Fund and its liquidation (including posting such information on the Fund's website), and will thereafter from time to time do so to reflect material developments relating to the Fund or its status, including, without limitation, information concerning the dates and amounts of distributions, and press releases and periodic reports, and will maintain a toll-free number to respond to shareholder inquiries.

(10)The Fund and Voya Investments shall consult with Commission staff prior to making any material amendments to the Plan of Liquidation.

V. Applicable Precedent

The Commission has granted relief under Section 22(e)(3) in other unusual situations presenting shareholder protection needs.1

1See In re Infinity Q Diversified Alpha Fund, a Series of Trust for Advised Portfolios, and Infinity Q Capital Management, LLC, Rel. No. IC-34198 (Feb. 22, 2021) (notice and temporary order); In re Third Avenue Trust and Third Avenue Management LLC, Rel. No. IC-31943 (Dec. 16, 2015) (notice and temporary order); In re The Reserve Fund, Rel. No. IC-28386 (Sept. 22. 2008) (temporary order) and Rel No. IC-28465 (Oct. 24, 2008) (notice).

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VI. Procedural Matters

Pursuant to Rule 0-2(f) under the 1940 Act, Applicants state that their address is as indicated on the first page of this Application. Applicants further state that all written or oral communications concerning this Application should be directed to:

Timothy W. Diggins, Esq.

Elizabeth J. Reza, Esq.

Ropes & Gray LLP

Prudential Tower

800 Boylston Street

Boston, MA 02199-3600

Applicants desire the Commission to issue an order pursuant to Rule 0-5 under the 1940 Act without conducting a hearing.

The authorizations required by Rule 0-2(c) under the 1940 Act are attached to this Application as Exhibits A-1 and A-2. The verifications required by Rule 0-2(d) under the 1940 Act are attached to this Application as Exhibits B-1 and B-2.

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VII. Conclusion

On the basis of the foregoing, Applicants respectfully request that the order sought by this Application be issued pursuant to Section 22(e) of the 1940 Act to suspend the right of redemption and postpone the date of payment or satisfaction upon redemption for more than seven days. Applicants believe that the terms of the requested order are consistent with the standards enumerated in Section 22(e) of the 1940 Act.

Dated: May 4, 2022

VOYA MUTUAL FUNDS,

ON BEHALF OF VOYA RUSSIA FUND

By:	/s/ Paul A. Caldarelli
Name: Paul A. Caldarelli
Title: Assistant Secretary

VOYA INVESTMENTS, LLC

By: /s/ Todd Modic

Name: Todd Modic

Title: Senior Vice President

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Exhibit A-1

VOYA MUTUAL FUNDS

I, Paul A. Caldarelli, do hereby certify that I am the Assistant Secretary of Voya Mutual Funds (the "Trust"). I further certify that the following resolutions were duly adopted by the Board of Trustees of the Trust and that such resolutions have not been revoked, modified, rescinded, or amended and are in full force and effect:

RESOLVED, that the proper officers of the Trust be, and each of them hereby is, authorized to prepare and file with the Securities and Exchange Commission on behalf of Voya Russia Fund, as such officers deem appropriate, an application for an order, and any amendment thereto, pursuant to Section 22(e) of the Investment Company Act of 1940 to suspend the right of redemption; and be it further

RESOLVED, that the proper officers of the Trust, with advice of counsel, be, and each of them hereby is, authorized and directed to take any and all such further action to execute any and all documents, agreements, and instruments and to take any and all steps deemed by them necessary or desirable to carry out the purpose and intent of the foregoing resolution.

IN WITNESS WHEREOF, I have hereunder subscribed my name to this Certificate as of this May 4, 2022.

By:	/s/ Paul A. Caldarelli
Name: Paul A. Caldarelli
Title: Assistant Secretary

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Exhibit A-2

VOYA INVESTMENTS, LLC

As Senior Vice President of Voya Investments, LLC (the "Company"), Todd Modic is authorized to sign and file this document on behalf of the Company pursuant to approval by a managing member of the LLC.

By: /s/ Dina Santoro

Name: Dina Santoro

Title: Managing Member

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Exhibit B-1

VERIFICATION

The undersigned states that (i) he has duly executed the attached Application, dated May 4, 2022, for and on behalf of Voya Mutual Funds; (ii) that he is the Assistant Secretary thereof; and (iii) all action by trustees and other bodies necessary to authorize him to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

VOYA MUTUAL FUNDS,

ON BEHALF OF VOYA RUSSIA FUND

By:	/s/ Paul A. Caldarelli
Name: Paul A. Caldarelli
Title: Assistant Secretary

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Exhibit B-2

VERIFICATION

The undersigned states that (i) he has duly executed the attached Application, dated May 4, 2022, for and on behalf of Voya Investments, LLC; (ii) that he is the Senior Vice President thereof; and

(iii)all action by directors and other bodies necessary to authorize him to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By: /s/ Todd Modic

Name: Todd Modic

Title: Senior Vice President

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Exhibit C

VOYA RUSSIA FUND

PLAN OF LIQUIDATION AND DISSOLUTION OF SERIES

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VOYA RUSSIA FUND

PLAN OF LIQUIDATION AND DISSOLUTION OF SERIES

This Plan of Liquidation and Dissolution of Series (the "Plan") is made by Voya Mutual Funds (the "Trust"), a Delaware statutory trust, with respect to Voya Russia Fund (the "Fund"), a separate series of shares of beneficial interest, and a segregated portfolio of assets, of the Trust. The Fund is a series of an investment company registered under the Investment Company Act of 1940, as amended (the "Investment Company Act"). This Plan is intended to accomplish the complete liquidation and dissolution of the Fund in conformity with all applicable provisionsof Delaware law, the Investment Company Act, the Internal Revenue Code of 1986, as amended (the "Code"), and the Trust's Amended and Restated Declaration of Trust dated June 3, 2004, as amended (the "Declaration of Trust"), and By- Laws.

WHEREAS, the Trust's Board of Trustees (the "Board") has determined, on behalf of the Fund, following a recommendation from Fund management, that it is in the best interests of the Fund and its shareholders to liquidate and dissolve the Fund; and

WHEREAS, Voya Investments, LLC serves as investment manager to the Fund (such entity, along with any successor investment manager to the Fund, being referred to herein as the Fund's "investment manager"), and NNIP Advisors B.V. serves as investment sub-adviser to the Fund; and

WHEREAS, by resolutions of the Board adopted on March 8, 2022, the Board considered and adopted this Plan as the method of liquidating and dissolving the Fund in accordance withapplicable provisions of Delaware law and the Trust's Declaration of Trust and By-Laws;

NOW, THEREFORE, the liquidation and dissolution of the Fund shall be carried out in the manner hereinafter set forth.

1.Effective Date of Plan. This Plan shall become effective with respect to the Fund on May 4, 2022 (the "Effective Date"). Following the Effective Date, the Fund shall send to each shareholder a notice of the Board's decision to liquidate and dissolve the Fund.

2.Liquidation. As soon as practicable following the Effective Date, the Fund shall beliquidated (the "Liquidation"). This Plan is intended to constitute a plan of liquidation under Sections 331, 332, and

562of the Code, as applicable.

3.Cessation of Business. Upon the Effective Date, the Fund shall not engage in any business activities, except for the purposes of winding up its business and affairs and reducing its assets to cash, and shall distribute the Fund's assets, including as such assets have been reduced to cash, to its shareholders in accordance with the provisions of this Plan.

4.Liquidation of Assets. As soon as it is reasonable and practicable after the Effective Date, all portfolio securities of the Fund not already converted to cash or cash equivalents shall be converted to cash or cash equivalents. If any portion of the assets of the Fund cannot reasonably practicably be converted to cash or cash equivalents during the period prior to the Termination Date, the Fund may, except as provided in Section 8(b) below, (i) pay one or more liquidating distributions by transferring, on behalf of the shareholders as of the close of business on the Effective Date, assets that were not able

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to be converted to cash or cash equivalents to a liquidating trust, and/or (ii) as soon as reasonably practicable following the appearance of a market convert such remaining portfolio securities to cash at a price designed to achieve best execution followed by the payment of one or more liquidating distributions in cash to shareholders as of the close of business on the Effective Date.

5.Liabilities. During the period prior to the Effective Date, the Fund shall pay, discharge, or otherwise provide for the payment or discharge of, any and all liabilities and obligations of the Fund. If the Fund is unable to pay, discharge or otherwise provide for any liabilities of the Fund during the period prior to the Effective Date, the Fund shall make reasonable provision for the payment of such liabilities and any contingent liabilities as required by Section 3808 of the Delaware Statutory Trust Act, including, without limitation, retaining cash or cash equivalents in an amount that it estimates is necessary to discharge: (i) any unpaid liabilities and obligations of the Fund on the Fund's books as of the Effective Date; (ii) such contingent liabilities of the Fund as the Trust's officers may reasonably deem to exist; and (iii) Liquidation Expenses, as such term is defined below, other than Liquidation Expenses this Plan contemplates will be paid from the proceeds of the sale of Zero-Valued Securities, as defined below.

6.Deferred Compensation Plan for Independent Trustees. The Fund shall terminate theDeferred Compensation Plan for Independent Trustees maintained by the Fund (the "Deferred Compensation Plan"), pursuant to Section 8.1 of such Deferred Compensation Plan, effective asof the Effective Date.

7.Distribution to Shareholders. After giving effect to any dividends declared pursuant to Section

8below, the Fund's assets will be distributed ratably among the Fund's shareholders of record at the close of business on the Effective Date, in the form of either: (i) cash or cash equivalents; and/or (ii) portfolio securities held by the Fund as of the date of such distribution. In the event a liquidating distribution is made in whole or in part in portfolio securities held by the Fund, such portion of the liquidating distribution shall be accomplished by the transfer of portfolio securities then credited to the account of the Fund to the accounts of each applicable shareholderof record as of the Effective Date.

If the Fund is unable to make distributions to all of the Fund's shareholders because of the inabilityto locate shareholders to whom distributions in cancellation and redemption of Fund shares are payable, the Trust may create, in the name and on behalf of the Fund, a trust with a financial institution and, subject to applicable abandoned property laws, deposit any remaining assets of the Fund in such trust for the benefit of the shareholders.

8.Receipt of Cash or Other Distributions After the Effective Date; Zero-Valued Securities. (a) Subject to Section 8(b) below, following the Effective Date, if the Fund receives any cash or other property that it had not recorded on its books on or before the Effective Date, except as otherwise described below, such cash or other property will be paid or otherwise disbursed as contemplated by the Voya Funds Procedures for Distribution of Proceeds to Reorganized and Liquidated Funds (the "Distribution Procedures") as in effect as of the Effective Date and attached hereto as Exhibit A.

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(b)(i) If, at the Effective Date, the Fund holds Zero-Valued Securities, the Fund (A) will continue to hold such Zero-Valued Securities for the period from the Effective Date through the Termination Date (as defined below), and (B) will instruct its custodian to continue to maintain a record of the Fund's ownership of those Zero-Valued Securities on its books and records.

(ii)If, at any time prior to the Termination Date, the Fund's investment manager determines that legal, regulatory, or market developments have occurred so that the Fund may lawfully sell such Zero-Valued Securities in transactions on the principal exchange for such Securities for a price greater than $0.00 and convert the proceeds of such sale to U.S. dollars which are freely available to the Fund, the investment manager shall retain a broker, dealer, transition manager, or entity acting in a similar capacity (a "Transition Manager") to sell such Zero-Valued Securities as soon as reasonably practicable consistent with seeking best execution for the Fund. The fees and expenses of any such Transition Manager shall be paid solely from the proceeds of any sale of Zero-Valued Securities effected by it. The Fund may alternatively sell any or all Zero-Valued Securities in private transactions at a time when the Fund is not able to sell the securities on their principal exchanges if, on the recommendation of Voya Investments, the Board considers that such sales would be appropriate.

(iii)The Fund shall distribute the net proceeds of any sale of Zero-Valued Securities contemplated by clause (ii) above in one or more additional liquidating distributions within 60 days after their receipt, the cost of such distribution to be paid solely from such proceeds; provided, however, that the Fund's investment manager may, in its discretion, delay any such distribution for up to an additional

90days (or such longer period as it may determine to be in the best interests of shareholders) if it determines in its discretion that actual or potential legal, regulatory, or market developments are such that additional Zero-Valued Securities may be sold during that period, whose proceeds may be combined with those previously received and undistributed. Notwithstanding the foregoing, any distribution by the Fund shall be subject to the provisions of the Distribution Procedures, other than those that apply after the Fund is dissolved (as that term is used in such Procedures).

(iv)The Fund will be terminated as soon as practicable after all securities held by the Fund are sold and the proceeds of those sales are distributed or after all securities owned by the Fund at the time cease, by governmental or other action, to represent valid legal interests of the Fund in their issuers, or, if earlier, on a date determined by the Board of the Trust upon recommendation of Voya Investments, but in no case earlier than December 31, 2023 (the "Termination Date"). Immediately prior to the Termination Date, any Zero-Valued Securities will be written off of the records of the Fund and disposed of in a manner determined by Fund management, subject to the oversight of the Board; the Fund will make no further distributions in respect of such Zero-Valued Securities.

(v)In the event of any inconsistency between the provisions of this Section 8(b) and any other provision of this Plan, this Section 8(b) shall control in respect of any Zero-Valued Securities held by the Fund.

(vi)The term "Zero-Valued Securities" shall mean any securities shown on the books of the Fund as held by the Fund at the Effective Date and as having at the Effective Date a fair value of $0.00.

9.Satisfaction of Federal Income and Excise Tax Distribution Requirements. At or immediately prior to the Effective Date, the Fund shall, if necessary, have declared and paid a dividend or dividends which, together with all previous dividends qualifying for the deduction for dividends paid under Section

561of the Code, shall have the effect of distributing to the shareholders of the Fund all of the Fund's

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investment company taxable income, all of the Fund's net capital gain, if any (after reduction for any capital loss carry-forward), and all of the Fund'snet tax-exempt income, if any, in each case earned or accrued: (i) in the taxable year of the Fund that includes the Effective Date; and (ii) in any prior taxable year in respect of which, at the time of declaration and payment of the dividend(s), the Fund is eligible to declare and pay a spillback dividend under section 855(a) of the Code and computed in each case without regard to any deduction for dividends paid, and any additional amounts necessary to avoid any excise tax described in Section 4982 of the Code for such periods.

10.Expenses. The Fund shall bear the expenses incurred in connection with carrying out this Plan with respect to the Fund, including, but not limited to, printing and legal expenses, and the expenses of reports to shareholders (the "Liquidation Expenses"). All such expenses will be considered extraordinary expenses for purposes of any expense limitation in effect with respect to the Fund.

11.Powers of Board of Trustees. The Trust's Board and, subject to the direction of the Board, its officers shall have authority to do or authorize any or all acts and things as provided for in this Plan and any and all such further acts and things as they may consider necessary or desirable to carry out the purposes of the Plan, including, without limitation, the execution and filing of all certificates, documents, information returns, tax returns, forms, and other papers which may be necessary or appropriate to implement the Plan or which may be required by the provisions of the Investment Company Act or any other applicable laws. The death, resignation, or disability of any Trustee or any officer of the Trust shall not impair the authority of the surviving or remaining Trustees or officers to exercise any of the powers provided for in the Plan.

12.Amendment of Plan. The Board shall have the authority at any time to authorize variationsfrom or amendments to the provisions of the Plan as may be necessary or appropriate to effect the liquidation of the Fund, and the distribution of the Fund's net assets to its shareholders, including without limitation postponement of the Termination Date, in accordance with the laws of the State of Delaware, the Investment Company Act, the Code, and the Declaration of Trust and Bylaws of the Trust, if the Board determines that such action would be advisable and in the best interests of the Fund and its shareholders.

13.Termination of Plan. This Plan and the transactions contemplated hereby may be terminated and abandoned by resolution of the Trust's Board at any time prior to the Effective Date if circumstances should develop that, in the opinion of the Board, in its sole discretion, make proceeding with this Plan inadvisable for the Fund.

14.Filings. As soon as practicable following the earlier of the final distribution of the Fund's assets to shareholders or the Termination Date, the Trust shall file a notice of liquidation and dissolution of the Fund and any other documents as are necessary to effect the liquidation and dissolution of the Fund in accordance with the requirements of the Trust's Declaration of Trust, Delaware law, the Code, any applicable securities laws, and any rules and regulations of the U.S. Securities and Exchange Commission or any state securities commission, including, without limitation, withdrawing any qualification to conduct business in any state in which the Fund is so qualified, as well as the preparation and filing of any tax returns, including but not limited to the Fund's final income tax returns, and Forms 966, 1096, and 1099. Upon the last to occur of the foregoing, the Fund shall be deemed terminated.

15.Further Assurances. The Trust shall take such further action, prior to, at, and after the Effective Date, as may be necessary or desirable and proper to consummate the transactions contemplated by this Plan.

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16.Governing Law. This Plan shall be governed and construed in accordance with the laws of the State of Delaware and shall be considered part of the governing instrument of the Trust within the meaning of the Delaware Statutory Trust Act.

VOYA MUTUAL FUNDS

on behalf of Voya RussiaFund

By: /s/ Maria M. Anderson

Maria M. Anderson

Vice President

VOYA INVESTMENTS, LLC

By: /s/ Todd Modic

Todd Modic

Senior Vice President

Page 19 of 21 sequentially numbered pages (including exhibits)

EXHIBIT A

Voya Funds Policy for Distribution of Proceeds to

Reorganized and Liquidated Funds

I.INTRODUCTION

From time to time, money ("After-Received Amount") is received relating to investments previously held by funds in the Voya funds complex (each, a "Fund," and collectively, the "Funds") that have been reorganized into other Funds or liquidated. As an example, a Fund that is eligible to participate in a class action settlement may file the necessary proof of claim forms with the appropriate claims administrator before the Fund's reorganization or liquidation, and the class action settlement proceeds may subsequently be received after the Fund has been reorganized or liquidated. This policy (the "Policy") is intended to address the payment of an After-Received Amount in those circumstances.

II.SETTLEMENT DISTRIBUTION

A.Reorganized Funds

An After-Received Amount payable to a reorganized Fund shall be paid to the successor Fund or pursuant to the terms of the relevant Agreement and Plan of Reorganization.

B.Liquidated Funds

(1)Prior to the date on which a liquidated Fund is dissolved under applicable state law (the "Dissolution Date"), if an After-Received Amount is received in respect of the liquidated Fund, an officer of the applicable registrant or his or her designee (an "Authorized Officer") shall determine an appropriate disposition of such After-Received Amount, in accordance with the following:

a)The Authorized Officer will cause to be identified the former shareholders of record of the Fund (each, a "Former Shareholder") on the date of liquidation of the Fund as contemplated by the Fund's Plan of Liquidation and Dissolution (the "Liquidation Plan") based on information received from the Fund's transfer agent (or other agent as maintains the records relating to Former Shareholders) or such other appropriate date as determined by the Authorized Officer (the "Liquidation Date").

b)The Authorized Officer will appoint an agent for the purpose of attempting to make such distribution (the "Agent"). The Agent will calculate the portion of the After-Received Amount distributable to each Former Shareholder based on such Former Shareholder's share ownership of the Fund on the Liquidation Date. The Authorized Officer shall prepare a document that includes the name and address of each Former Shareholder, along with the amount of the After-Received Amount distributable to such Former Shareholder (the "Distribution List"). If the address of a Former Shareholder is not included in the information received from the Funds' transfer agent, the Agent shall use reasonable efforts to determine such address.

A-1

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c)The Agent shall attempt to distribute the After-Received Amount to each Former Shareholder in the amounts shown on the Distribution List, on a date determined by the Authorized Officer within a reasonable time after the Distribution List is finalized; provided, however, that no distribution shall be made to any Former Shareholder to whom the amount distributable is shown on the Distribution List to be $25 or less (or such other dollar amount identified by the Agent, below which special administration, distribution, or other charges may apply). Where the distributable amount to a Former Shareholder is $25 or less, such Former Shareholder's After-Received Amount shall be disbursed as contemplated by Clause II(B)(2) below.

d)Reasonable expenses incurred after the Liquidation Date may be paid, and shall be deducted, from the After-Received Amount; provided that no such expenses shall be paid to a Fund's investment adviser or any affiliated person of the investment adviser unless such payment is specifically approved by a majority of the Non-Interested Directors/Trustees of the Voya funds.

e)Any portion of the After-Received Amount remaining after a liquidated Fund's Dissolution Date will be disbursed as contemplated by Clause II(B)(2) below. No Former Shareholder shall have any right to any amount disbursed as contemplated by Clause II(B)(2).

(2)An After-Received Amount received after a liquidated Fund's Dissolution Date will be distributed to any entity that the Fund's Authorized Officer or Authorized Officers consider appropriate, including potentially to the remaining series of the relevant Registrant or the remaining funds in the Voya funds complex. The Authorized Officers' determinations with respect to the distribution of such an After-Received Amount will be reported to the Funds' Boards of Directors/Trustees.

(3)For purposes of this Policy, a liquidated Fund's Dissolution Date shall not be less than 120 days after a Fund's Liquidation Date.

A-2

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